Exhibit 99.6

Dear Valued Customer:

Today, we announced an agreement under which NCR, the global leader of point of sale and self service solutions in the Financial Services and Retail industries, intends to acquire all outstanding shares of Radiant. The combination is fully supported by the management teams of both companies. This $1.2 billion transaction will bring together two leading technology companies and accelerates NCR’s strategic focus on growing its business in the markets Radiant serves. NCR also provides an improved infrastructure which Radiant can leverage for the good of the industries we serve.

In our 25 year history, we have always looked to accelerate our strategy in a way that benefits our customers and the industries we serve. This announcement demonstrates our commitment to that continuous approach. If we had not been approached with this opportunity, we would be continuing to invest in other ways to bring new innovation and capabilities to the company to serve you better.

We are very excited about this announcement and believe that it will be great for our employees, customers and partners. NCR is a very well-respected company which has realized many successes in its 127-year history. NCR’s investment in Radiant reflects the strength of Radiant’s strategy, business model, results and excitement about our future. The combination of the two companies, which are very complementary, will allow us to leverage NCR’s infrastructure to better serve our markets. The Radiant business will become a new vertical business for NCR – which Andy Heyman, Radiant’s current Chief Operating Officer, will lead. Other members of the Radiant management team will also play integral roles in this new line of business for NCR.

There are many examples of how together we can better serve our markets, than apart. Some examples include improved service reach for businesses operating across countries, increased number of field service technicians, and deep experience in consumer self-service technology practices.

It is expected that this transaction will close before October 1. Until the close, it is important to note that we are required by law to operate as two separate companies. However, both companies anticipate a seamless transition after the close and as a Radiant customer you should expect no disruption to the level of service you receive as we will be running the business as usual.

Lastly, I wanted to share a personal perspective about this announcement. It is never easy to make a decision to sell a company, especially one that has demonstrated a successful track record and has such a bright future. If it does not go through, we have every bit of long-term confidence in our business as we did before this announcement. I strongly believe NCR is one of the very few companies who make an ideal home for Radiant’s customers and employees. NCR is a company which has endured for more than a century, and the commitment they have made to their multi-year transformation, and Radiant’s products and people, will position this combination to be a great partner for you for many years to come.

If you have any questions, please feel free to contact me or your Account Manager.

Sincerely,

John Heyman

[Attach press release]

Important Information about the Tender Offer

The Offer described herein has not yet commenced, and the information attached is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the Offer is commenced, NCR will cause Radiant Acquisition Corporation to file a tender offer statement on Schedule TO with the SEC. Investors and Radiant shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Radiant with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer statement and the solicitation/recommendation statement will be made available free of charge to all shareholders of Radiant Systems, Inc. at www.radiantsystems.com or by contacting Radiant Systems, Inc. at 3925 Brookside Parkway, Alpharetta, Georgia 30022, Attn: Investor Relations Director, (770) 576-6000.

Statement on Cautionary Factors

Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Radiant shareholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, business partners or governmental entities; as well as risks detailed from time to time in Radiant’s public disclosure filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, subsequent quarterly filings on Form 10-Q and the solicitation/recommendation statement to be filed in connection with the tender offer. The information contained herein is as of July 11, 2011. Radiant disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the filing of this information or otherwise, except as expressly required by law. Copies of Radiant’s public disclosure filings are available from its investor relations department.